Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: March 1, 2004

ALTANA Aktiengesellschaft
(Translation of registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
PRESS RELEASE - ALTANA AG

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485) and dated September 24, 2003 (File No. 333-109074)

     This Report on Form 6-K contains:

–	Press Release of February 27, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: March 1, 2004	By:	/s/ Hermann Küllmer

		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

/s/ Rudolf Pietzke

		Name:	Dr. Rudolf Pietzke
		Title:	General Counsel

Press release	ALTANA AG

Postfach 1244
61282 Bad Homburg v.d.H.
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Germany

T +49 (0) 6172 1712-160
F +49 (0) 6172 1712-158
PR@altana.de
www.altana.com

ALTANA Pharma receives first approval to market Alvesco® (Ciclesonide)

Bad Homburg, Germany, February 27, 2004 - ALTANA AG (NYSE: AAA, FSE: ALT) announced today that the Australian Health Agency (TGA) has granted marketing approval for Alvesco® (Ciclesonide) a novel inhaled corticosteroid for the treatment of asthma in adults and adolescents 12 years of age and older. This is worldwide the first approval for Alvesco®.

“Alvesco® is an innovative inhaled corticosteroid with unique properties that offer an important treatment option for patients with asthma. The approval of Alvesco® is a major milestone for ALTANA Pharma and we eagerly anticipate making the product available to patients in other important markets as well”, said Dr. Hans-Joachim Lohrisch, Member of the Management Board of ALTANA AG and CEO of ALTANA Pharma.

In the U.K., the reference member state for the EU regulatory procedure, we expect the final approval in the near future before mid of the year. Additionally, ALTANA’s U.S. partner Aventis applied to the FDA for approval of the asthma drug Alvesco® at the end of 2003. ALTANA Pharma and Aventis signed an agreement in 2001 to jointly develop and market Alvesco® in the United States. Finally, Teijin has submitted an application for approval for Alvesco® in January 2004 in Japan. The cooperation agreement with Teijin was signed in 1998 for marketing Alvesco® in Japan.

Alvesco® is a new generation inhaled corticosteroid with novel pharmacokinetics properties. Inhaled corticosteroids are considered to be the cornerstone of asthma treatment, and they work by reducing inflammation — the underlying disease process — in the lungs and airways.

Asthma is a chronic lung disease caused by airway inflammation and results in airway constriction in response to certain stimuli. It is characterized by a variety of symptoms including wheezing, coughing and a tightening of the airways, which causes shortness of breath and can be life-threatening. According to the Global Initiative for Asthma (GINA) more than 300 million people worldwide suffer from asthma. The prevalence of asthma is increasing by approximately 50 percent every decade and worldwide deaths from asthma total more than 180,000 annually.

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This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include information on the expected granting of the marketing approval for Alvesco® in the U.K. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include currently unknown and unforeseeable side effects of ALTANA’s product.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

This press release is also available on the Internet at www.altana.com

For inquiries please contact:

ALTANA AG
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

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